

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Jie Chen
President and Chief Executive Officer
China Longyi Group International Holdings Limited
8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People's Republic of China, 100089

> **Re:** **China Longyi Group International Holdings Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 0-30183**

Dear Mr. Chen:

We issued comments to you on the above captioned filing on August 16, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 27, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief